AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 14, 2001
=========================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                              --------------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT

                     (UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)


                                 AMENDMENT NO. 3


                               GARAN, INCORPORATED
                       (Name of Subject Company (Issuer))

                               GARAN, INCORPORATED
                        (Name of Filing Person (Issuer))

                                  COMMON STOCK
               (INCLUDING ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   364802-10-8
                      (CUSIP Number of Class of Securities)

                            MARVIN S. ROBINSON, ESQ.
                 VICE PRESIDENT - GENERAL COUNSEL AND SECRETARY
                               GARAN, INCORPORATED
                      C/O TANNENBAUM, DUBIN & ROBINSON, LLP
                           1140 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 302-2900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
    TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
       $21,000,000                                    $4,200
-------------------------------------------------------------------------------

     *Calculated solely for the purpose of determining the filing fee, based upon the purchase of 700,000 shares at $30 per share.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:    $4,200           Filing Party:  Issuer
       Form or Registration No.:  Schedule         Date Filed:    May 4, 2001
                                   TO-I/A

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ]  third party tender offer                    [ ]  going-private transaction
     subject to Rule 14d-1                            subject to Rule 13e-3

[X]  issuer tender offer                         [ ]  amendment to Schedule 13D
     subject to Rule 13e-4                            under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

===============================================================================

This Amendment No. 3 amends and supplements the Tender Offer statement on Schedule TO filed on April 30, 2001, with amendments filed on May 4, 2001, and May 16, 2001, which related to an offer by Garan, Incorporated, a Virginia corporation ("Company"), to purchase up to 700,000 shares of its Common Stock, including the associated Common Stock Purchase Rights ("Shares"), as provided in the Offer to Purchase dated May 4, 2001 ("Offer to Purchase"), at a purchase price not greater than $30 nor less than $26 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal which together constitute the "Offer."

The information in the Offer is hereby incorporated by reference in response to all items of this Schedule TO as amended by Amendments 1 and 2 and this Amendment 3 thereto.


ITEM 4.  TERMS OF THE TRANSACTION.

The tender offer expired at 5:00 p.m., New York City time, on June 6, 2001. A total of 596,250 Shares were validly tendered, not properly withdrawn, and accepted for purchase by the Company at a purchase price of $30 per Share.


ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)(i) Form of Offer to Purchase dated May 4, 2001, as previously amended.*
     (a)(1)(ii) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).*
     (a)(1)(iii)    Form of Notice of Guaranteed Delivery.*
     (a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*
     (a)(1)(v) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*
     (a)(2) Form of Letter to Shareholders of the Company dated May 4, 2001, from Seymour Lichtenstein and Jerald Kamiel, Chairman and President, respectively, of the Company.*
     (a)(5)(i)      Text of Press Release issued by the Company dated April 30,
                    2001.*
     (a)(5)(ii) Text of the Company's response dated May 16, 2001, to the Securities and Exchange Commission comment letter dated
                    May 11, 2001.*
     (a)(5)(iii)    Text of Press Release issued by the Company dated June 7,
                    2001.
     (b)            Not applicable.
     (d)            Not applicable.
     (g)            Not applicable.
     (h)            Not applicable.

*    Previously filed.





                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete, and correct.

                                      GARAN, INCORPORATED

                                      By: /s/ William J. Wilson
                                         --------------------------------------
                                         Name: William J. Wilson
                                         Title: Vice President - Finance and
                                                Administration




Dated: June 14, 2001






                                  EXHIBIT INDEX

  EXHIBIT
    NO.           DESCRIPTION
------------   ----------------------------------------------------------------
(a)(1)(i)      Form of Offer to Purchase dated May 4, 2001, as previously amended.*
(a)(1)(ii)     Form of Letter of Transmittal (including Certification of
               Taxpayer Identification Number on Form W-9).*
(a)(1)(iii)    Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies, and Other Nominees. (a)(1)(v) Form of Letter to
               Clients for Use by Brokers, Dealers, Commercial Banks, Trust
               Companies, and Other Nominees.*
(a)(2)         Form of Letter to Shareholders of the Company dated May 4, 2001, from Seymour Lichtenstein and Jerald Kamiel, Chairman and
               President, respectively, of the Company.*
(a)(5)(i)      Text of Press Release issued by the Company dated April 30,
               2001.*
(a)(5)(ii)     Text of the Company's response dated May 16, 2001, to the
               Securities and Exchange Commission comment letter dated
               May 11, 2001.*
(a)(5)(iii)    Text of Press Release issued by the Company dated June 7,
               2001.
(b)            Not applicable.
(d)            Not applicable.
(g)            Not applicable.
(h)            Not applicable.

*    Previously filed.